June 25, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C. 20549
Attn: Ms. Anne Nguyen Parker

Re:	Apco Argentina Inc., Commission File No. 000-08933; Preliminary Proxy Statement on Schedule 14A filed on May 22, 2007
Dear Ms. Parker:
     This letter provides responses to your letter dated June 13, 2007 relating to your review of the Schedule 14A of Apco Argentina Inc. (the “Company”) filed with the SEC on May 22, 2007. Accompanying this letter is an Amended Preliminary Proxy Statement (the “Amended Proxy”) as well as marked pages indicating revisions made to the original Preliminary Proxy Statement.
     Set forth below are restatements of the numbered comments contained in your letter followed by our response to each such comment.
Proposal 3 — Approve an increase in the company’s authorized share capital and amend the company’s memorandum of association to reflect such increase
     1. We note that you intend to increase your authorized capital by a factor of four. Please disclose the number of shares currently outstanding as well as available for issuance under your current authorized share capital and the number of shares to be available for issuance under the proposed authorized capital for which you are seeking approval.
     Response: The number of ordinary shares currently outstanding as well as available for issuance under the Company’s current authorized ordinary share capital and authorized ordinary shares is disclosed on page 17 of the Amended Proxy.
     2. We note your statement that one of the anticipated effects of the share split would be to reduce the trading price, making the company’s shares more affordable to investors and increasing the trading volume. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. In addition, please disclose the current trading volume of the company’s shares.
     Response: The current plans by the Company to issue any of the newly available authorized ordinary shares as well as the current trading volume of the Company’s ordinary shares is disclosed on page 17 of the Amended Proxy.

Securities and Exchange Commission
June 25, 2007

     3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.
     Response: A discussion of the anti-takeover effects relating to the newly available ordinary shares is included on page 17 of the Amended Proxy.
     4. Please disclose the ratio for the share split that the board may consider or provide a range of ratios within which the split may be exercised.
     Response: The ratio or a range of ratios for a potential share split is disclosed on page 17 of the Amended Proxy.
     5. State whether you will seek shareholder approval to make the share split distributions. See Item 11(c) of Schedule 14A.
     Response: Page 17 of the Amended Proxy contains the requested disclosure.
Proposal 4 — Approve an amendment to the Company’s Article of Association allowing dividends or distributions to be paid out the profits of the company, the Company’s share premium account, or as otherwise permitted by law
     6. We note that you are seeking approval to make distributions out of the share premium account, which is similar to the paid-in-capital account under the U.S. GAAP. The purported intent is to allocate sufficient funds to the ordinary capital when share dividends are distributed. Please revise your disclosure to confirm, if true, that distributions from paid-in-capital will be limited to the extent necessary to satisfy ordinary capital requirements.
     Response: Page 18 of the Amended Proxy contains the requested disclosure.
     7. Please quantify the amount currently in your share premium or paid-in-capital account that would be available for distribution if this proposal were approved. Please also disclose the historical dividends declared and paid by the company. If you have a dividend distribution policy, please disclose the material terms of this policy.
     Response: Page 18 of the Amended Proxy contains the requested disclosure.
     8. It appears that the approval of the proposed action will permit distributions even if the company has generated no profits and has accumulated deficits. If true, please disclose this in the proxy statement, and tell us whether this is permitted under your corporate laws. Further, explain the federal income tax implication of distributing amounts from paid-in-capital. We may have further comments.

Securities and Exchange Commission
June 25, 2007

     Response: Page 18 of the Amended Proxy contains the requested disclosure.
     As a result of the review process, the Company changed the record date for the annual meeting from May 18, 2007 to July 2, 2007 and changed the annual meeting date from June 28, 2007 to August 7, 2007. Clerical revisions were made to the originally filed Preliminary Proxy Statement to address these date changes. The Amended Proxy reflects such revisions.
     In connection with responding to the SEC’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (918) 573-0454 if you have any questions or need additional information.
Sincerely,

/s/ William H. Gault

William H. Gault
Assistant Secretary